Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation)

We consent to the use of our report dated April 1, 2022 on the consolidated financial statements of Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation) (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-260787) on Form F-10 of the Entity.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

April 1, 2022
Toronto, Canada